CUSIP No. G3R239 101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GAMBLING.COM GROUP LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G3R239 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R239 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Gillespie Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,086,209. See Item 4.
	6	SHARED VOTING POWER 5,086,209
	7	SOLE DISPOSITIVE POWER 5,086,209. See Item 4.
	8	SHARED DISPOSITIVE POWER 5,086,209

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,086,209. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%(1). See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 33,806,422 ordinary shares of the Issuer, no par value, issued and outstanding as of December 31, 2021, as provided by the Issuer to the Reporting Person.

CUSIP No. G3R239 101

Item 1.

(a)	Name of Issuer:

Gambling.com Group Limited

(b)	Address of Issuer’s Principal Executive Offices:

22 Grenville Street, St. Helier

Channel Island of Jersey JE4 8PX

Item 2.
(a)	Name of Person Filing:

Charles Gillespie

(b)	Address of Principal Business Office or, if None, Residence:

c/o Gambling.com Group Limited

22 Grenville Street, St. Helier

Channel Island of Jersey JE4 8PX

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”)

(e)	CUSIP Number:

G3R239 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. G3R239 101

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned: 5,086,209 Ordinary Shares

(b)	Percent of class: 15.1% (percentage ownership is calculated based on 33,806,422 Ordinary Shares outstanding as of December 31, 2021).

(c)

(i) Sole power to vote or to direct the vote:	5,086,209 Ordinary Shares (see Item 4(a) above)

(ii) Shared power to vote or to direct the vote:	5,086,209 Ordinary Shares (see Item 4(a) above)

(iii) Sole power to dispose or to direct the disposition of:	5,086,209 Ordinary Shares (see Item 4(a) above)

(iv) Shared power to dispose or to direct the disposition of:	5,086,209 Ordinary Shares (see Item 4(a) above)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G3R239 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	Charles Gillespie

/s/ Charles Gillespie

[Signature page to Schedule 13G]